Stellar Biotechnologies to Present at Biotech Showcase™ in San Francisco on January 7th, 2013

PORT HUENEME, CA (January 2, 2013) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that the Company will present at the Biotech Showcase 2013 conference in San Francisco at 9:00AM Pacific Time on Monday, January 7, 2013.

The Company will present at the Parc 55 Wyndham - Union Square in San Francisco, discussing the Stellar’s unique investment merits as the only source for a renewable, sustainable and traceable supply of GMP grade KLH for large drug producers. Details of the Company’s current growth initiatives for 2013 will also be provided.

Biotech Showcase™ is an investor and partnering conference devoted to providing private and public biotechnology and life sciences companies with an opportunity to present to, and meet with, investors and pharmaceutical executives in one place during the course of one of the industry's largest annual healthcare investor conferences. Investors and biopharmaceutical executives from around the world gather in San Francisco during this critical week which is widely viewed as setting the tone for the coming year. For more information, please visit the conference website at http://www.ebdgroup.com/bts/index.php

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com

Corporate Profile and December 2012 Investor Presentation - http://stellarbiotechnologies.com/investors/corporate_profile/

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: 1 212-301-7130
Email: markmcp@mzgroup.us
Web: www.mzgroup.us

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.